Exhibit 99.3

Sun Life Financial Inc.

Earnings Coverage Ratio

For the 12 months ended September 30, 2017

This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s interim consolidated financial statements for the period ended September 30, 2017, in connection with the medium-term note program established by the Company under its prospectus supplement dated March 20, 2017 to a short form base shelf prospectus dated March 20, 2017.

For the 12 months ended September 30, 2017, the borrowing cost of the Company’s outstanding subordinated debt, senior debentures, senior financing and certain other borrowings, after adjustment for new debt issuances, repayment and redemptions, was $266,000,000 and the Company’s shareholders’ net income before borrowing cost and income tax for such period was $3,545,000,000, which is 13.3 times the Company’s pro-forma borrowing cost for the same period.